Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

March 6, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed on March 3, 2014 File No. 000-54737

Dear Ms. Mills-Apenteng:

I write on behalf of Nyxio Technologies Corporation (the “Company”) in response to Staff’s letter of March 5, 2014, by Maryse Mills-Apenteng, Special Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Revised Information Statement on Schedule 14C, filed March 3, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Security Ownership of Certain Beneficial Owners and Management, page 4

1.                   We note your response to prior comments 1 and 2 and the revised beneficial ownership table. However, it is unclear how you determined the percentage of beneficial ownership and percentage of voting power for Tide Pool Ventures Corporation and Asher Enterprises, Inc. Please revise these percentages or advise. Furthermore, it appears that you relied on the number of shares issued and outstanding on the record date to calculate beneficial ownership rather than the number of shares issued and outstanding as of the most recent practicable date. Please refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3 and revise accordingly.

In response to this comment, the Company has revised the beneficial ownership table using share figures for today, March 6, 2014, as reported by the Company’s transfer agent. Calculations for the Amount of Beneficial Ownership column were prepared using today’s number of issued and outstanding common stock in the denominator. Calculations for the Percent of Voting Power column were prepared using today’s number of issued and outstanding common stock plus the voting power of the issued and outstanding Class B Preferred stock in the denominator. Note that the smaller table on Page 3 reflects the voting power by which the action was approved on the date that majority shareholder consent was given.

2.                   as previously requested, please provide a written statement from the company acknowledging that: the company is responsible for the adequancy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in an proceeding initiated by the commission or any person under the federal securities laws of the united states.

In response to this comment, the Company has provided an acknowledgement attached hereto.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure: Company Acknowledgement Letter

Nyxio Technologies Corp.

2156 NE Broadway

Portland, OR, 97232 855 436-6996

Via EDGAR

March 6, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed on March 3, 2014 File No. 000-54737

Dear Ms. Mills-Apenteng:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 5, 2014 by Maryse Mills-Apenteng, Special Counsel of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nyxio Technologies Corp.

/s/ Giorgio Johnson

By:	Giorgio Johnson
Chief Executive Officer